Filed by Enterprise Products Partners L.P.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Duncan Energy Partners L.P.
Commission File No.: 333-174321
Enterprise Products Partners L.P. (“Enterprise”) is filing an investors’ fact sheet that discloses a variety of financial, operating and general information regarding Enterprise. In addition, this material contains references to the proposed merger with Duncan Energy Partners L.P. (“DEP”). The fact sheet will be posted on Enterprise’s website, www.epplp.com.
Investor Notice
In connection with the proposed merger with DEP, Enterprise has filed a registration statement (Registration No. 333-174321), which includes a preliminary prospectus of Enterprise and a preliminary proxy statement of DEP and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERPRISE, DEP AND THE PROPOSED MERGER. A definitive proxy statement / prospectus will be sent to security holders of DEP seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and security holders may obtain a free copy of the proxy statement / prospectus (when it is available) and other documents containing information about DEP, without charge, at the SEC’s website at www.sec.gov. Enterprise, DEP and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of DEP in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of Enterprise and DEP is set forth in the preliminary proxy statement / prospectus, each partnership’s Annual Report on Form 10-K for the year ended December 31, 2010, which were each filed with the SEC on March 1, 2011, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the source listed above.

Enterprise Products Partners L.P.

ENTERPRISE PRODUCTS PARTNERS AT A GLANCE

EPD LISTED NYSE

Closing Price 5/27/11	**$41.64**
Current Distribution (Annualized)	**$2.39/unit**
Yield	**5.7%**

RANKING ON THE FORTUNE 500 80

SENIOR UNSECURED DEBT RATINGS

Moody's/Standard & Poor's/ Fitch

Baa3/BBB-/BBB-

DISTRIBUTION REINVESTMENT PLAN

- Available to all unitholders
- Currently offers 5% discount on reinvested units

Visit the Investor Relations section at **www.epplp.com** for DRIP prospectus

COMPANY PROFILE

Enterprise Products Partners L.P. is the largest publicly traded energy partnership and a leading North American provider of midstream energy services to producers and consumers of natural gas, natural gas liquids (NGLs), crude oil, refined products and petrochemicals. Enterprise transports natural gas, NGLs, crude oil and refined products through 50,200 miles of onshore and offshore pipelines.

Services include natural gas transportation, gathering, processing and storage; NGL fractionation, transportation, storage and import and export terminaling; crude oil and refined products storage, transportation and terminaling; offshore platform services; petrochemical transportation and services; and marine transportation services.

Enterprise has the only integrated North American natural gas and NGL network complete with import and export services. The system links producers of natural gas and NGLs from the largest supply basins in the United States, Canada and the Gulf of Mexico with the largest consumers of NGLs and international markets.

PREMIER NETWORK OF MIDSTREAM ENERGY ASSETS

STRONG BUSINESS POSITIONS IN KEY REGIONS



JONAH/PINEDALE
UINTA
PICEANCE
SAN JUAN
Conway
Cushing
PERMIAN
BARNETT SHALE
HAYNESVILLE SHALE
Mt. Belvieu
MARCELLUS SHALE
EAGLE FORD SHALE
GULF OF MEXICO
Natural Gas Pipelines
Natural Gas Pipelines (Under Construction)
NGL/Propylene Pipelines
Crude Oil Pipelines
Crude Oil Pipelines (Under Construction)
Refined Products Pipeline
Liquids Storage
Natural Gas Storage
Liquids Terminal
Crude Oil Terminal
Natural Gas Processing/Treating Plant
NGL/Propylene Fractionation Facility
Isomerization Facility
Octane Enhancement Facility
Platform
Marine Services
Import/Export Terminal

KEY ASSETS

- 21,174 miles of natural gas pipelines
- 16,880 miles of NGL and petrochemical pipelines
- 5,702 miles of crude oil pipelines and
- 6,451 miles of refined products and LPG pipelines
- 192 million barrels of NGL, crude oil and refined products storage capacity
- 27 billion cubic feet of natural gas storage capacity
- 25 natural gas processing plants
- 19 NGL and propylene fractionation facilities
- 6 offshore hub platforms

SIGNIFICANT EVENTS

Jan – May 2011, announced several new construction projects that will further extend and expand Enterprise's natural gas, natural gas liquids (NGL) and crude oil infrastructure in South Texas to accommodate growing production volumes from the Eagle Ford Shale play. This includes a fifth NGL fractionator at its Mont Belvieu facility, expected to be in service during the first quarter of 2012.

April 2011, announced definitive agreement to merge Duncan Energy Partners L.P. (DEP) with a wholly owned subsidiary of Enterprise through a unit-for-unit exchange. Under terms of the agreement, DEP unitholders will receive 1.01 Enterprise common units in exchange for each DEP common unit owned at closing. Completion of the merger is expected to occur during the third quarter of 2011.

April 2011, increased the current quarterly cash distribution rate to partners to $0.5975 per common unit, a 5.3% increase over the $0.5675 per unit quarterly distribution paid with respect to the first quarter of 2010, representing the 36th distribution increase since Enterprise's initial public offering in 1998 and the 27th consecutive quarterly increase.

November 2010, commenced operations of the partnership's fourth NGL fractionator at its Mont Belvieu, Texas complex. The new 75,000 barrels per day (MBPD) fractionator provides much-needed capacity to accommodate growing NGL volumes from some of the nation's most prolific producing areas like the Barnett Shale in North Texas and the Rockies.

November 2010, completed $9 billion merger with Enterprise GP Holdings L.P. (EPE) in a unit-for-unit exchange resulting in cancellation of the 2% general partner interest, the general partner incentive distribution rights in Enterprise and approximately 21.6 million Enterprise common units owned by EPE. EPE unitholders received 1.5 common units of Enterprise in exchange for each EPE limited partner unit. After the completion of the merger, Enterprise had an enterprise value of approximately $50 billion and a market capitalization of $36 billion.

May 2010, completed purchase of the State Line and Fairplay natural gas gathering and treating systems from subsidiaries of M2 Midstream LLC for approximately $1.2 billion. These assets, located in northwest Louisiana and East Texas, gather natural gas from the Haynesville/Bossier Shale plays, the Cotton Valley and the Taylor Sand formations.

November 2009, along with Duncan Energy Partners announced plans to expand their jointly-owned Acadian Gas pipeline system. This pipeline will extend into Northwest Louisiana and provide producers in the Haynesville Shale play access to attractive markets through connections with Acadian's existing 1,000-mile pipeline system in south Louisiana and nine major interstate pipelines.

October 2009, completed merger with TEPPCO Partners, L.P., creating the nation's largest publicly traded energy partnership at the time with an enterprise value of approximately $30 billion and market capitalization of $18 billion. Under the terms of the merger agreement, TEPPCO unitholders received 1.24 Enterprise common units for each TEPPCO unit.

September 2004, completed its $6 billion merger with GulfTerra, creating one of the largest publicly traded energy partnerships.

July 2003, implemented a distribution reinvestment plan (DRIP) that is available to all unitholders, including beneficial owners, who may participate through their broker and benefit from a 5 percent discount to the market price.

December 2002, amended its partnership agreement to eliminate the general partner's (GP) 50 percent incentive distribution right (IDR), effectively capping IDR at 25 percent. This initiative was unprecedented in the MLP sector.

August 2002, completed a $1.2 billion acquisition of the Mid-America and Seminole NGL pipelines from Williams.

September 1999, completed a $529 million acquisition of Shell Oil Company's Louisiana and Mississippi NGL business and entered into a 20-year natural gas processing agreement to process Shell's current and future production from the Gulf of Mexico.

MIDSTREAM ENERGY SERVICES



CRUDE OIL PIPELINES
BARGES
TRUCKS
CRUDE OIL STORAGE
CRUDE OIL REFINING
REFINED PRODUCTS STORAGE
REFINED PRODUCTS PIPELINES
BARGES
Crude Oil Refining Industry
PRODUCTION PLATFORM SERVICES
Dry Natural Gas (principally methane with ethane)
NATURAL GAS PIPELINES
NATURAL GAS PROCESSING PLANT
NATURAL GAS STORAGE
NATURAL GAS PIPELINES
Power Generation
Industrial Fuel
Residential Fuel
Mixed NGLS
To fractionators for separation into NGL purity products
NGL PIPELINE
NGL STORAGE
ETHANE
Petrochemicals
PROPANE
Petrochemicals and Industrial/Residential Fuel
MIXED BUTANES
ISOBUTANE
Gasoline Additives and Petrochemicals
NORMAL BUTANE
Gasoline Additives and Petrochemicals
NATURAL GASOLINE
Motor Gasoline
NGL Fractionation

DIVERSIFIED BUSINESS MIX

L.P. EQUITY STRUCTURE
(MILLIONS OF L.P. UNITS AT MARCH 31, 2011)

BENEFICIALLY OWNED BY:	L.P. UNITS	
Public	507	60%
Management*	343	40%
Total L.P. Units Outstanding	850	100%

* *Includes common units beneficially owned and directly or indirectly controlled by privately held Enterprise Products Company. Also includes restricted and Class B units.*

GROSS OPERATING MARGIN BY SEGMENT
TWELVE MONTHS ENDED MARCH 31, 2011
$3.3 Billion



NGL Pipelines & Services
54%
Onshore Natural Gas Pipelines & Services
17%
Petrochemical and Refined Products & Services
17%
Onshore Crude Oil Pipelines & Services
4%
Offshore Pipelines & Services
8%

NOTE: Does not reflect investment in Energy Transfer Equity, L.P. as a result of merger with Enterprise GP Holdings L.P., completed on November 22, 2010.

DISTINGUISHING CHARACTERISTICS AND PERFORMANCE SUMMARY

- **Large, diversified, integrated midstream energy system**
  - Access to the most prolific supply basins and serves the largest energy markets in the United States
- **Large asset footprint generates growth opportunities**
  - Well positioned to benefit from the relative value, security and environmental benefits of domestic natural gas/NGL supplies relative to foreign-sourced crude oil
- **History of strong fundamentals and financial discipline while executing growth strategy and providing attractive returns**
  - Retained $1.8 billion, or 17 percent, of distributable cash flow since IPO
  - Balanced distribution growth while retaining cash flow to redeploy back into the partnership to reduce debt and for reinvestment
  - Raised distribution rate 27 consecutive quarters; latest increase was 36th since IPO
- **Focus on long-term cost of capital to support value creation**
  - No general partner incentive distribution rights or economic interest after completion of merger of Enterprise GP Holdings L.P. in November 2010.

PROVEN TRACK RECORD OF EXECUTING GROWTH STRATEGY
JANUARY 1, 1999 — MARCH 31, 2011



TOTAL RETURN W/ REINVESTED DISTRIBUTIONS
EPD
ALERIAN MLP INDEX
S&P 500
1,276%
661%
34%
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 1Q-11

FOCUS ON GROWING THE PARTNERSHIP



TOTAL ASSETS — $BILLIONS
$35 $30 $28 $26 $24 $22 $20 $18 $16 $14 $12 $10 $8 $4 $2 $0
35% CAGR
$0.7
$32
JUL 98 IPO 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 1Q-11

LEADING TO INCREASED CASH DISTRIBUTIONS



CASH DISTRIBUTIONS DECLARED PER UNIT
$2.40 $2.00 $1.60 $1.20 $0.80 $0.40 $0.00
8% CAGR
$0.93
$2.39
JUL 98 IPO 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 1Q-11 Annualized

CONDENSED FINANCIAL HIGHLIGHTS

($ In Millions, Except Per Unit Amounts)	THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)		TWELVE MONTHS ENDED DECEMBER 31,		
	2011	2010	2010	2009	2008
Cash (Unrestricted)	$ 150	$ 135	$ 66	$ 55	$ 57
Total Assets	$ 31,821	$ 28,025	$ 31,361	$ 27,686	$ 25,780
Total Long Term Debt	$ 13,274	$ 12,009	$ 13,281	$ 12,428	$ 12,715
Partners' Equity	$ 11,800	$ 10,822	$ 11,901	$ 10,473	$ 9,759
Noncontrolling Interest	$ 523	$ 8,887	$ 527	$ 8,534	$ 7,781
Total Revenues	$ 10,184	$ 8,545	$ 33,739	$ 25,511	$ 35,470
Net Income Attributable to partners	$ 421	$ 70	$ 321	$ 204	$ 164
Diluted Earnings per Unit	$ 0.49	$ 0.33	$ 1.15	$ 0.99	$ 0.89

KEY INVESTMENT CONSIDERATIONS

- Proven track record of executing growth strategy
  - Rapid expansion since Enterprise Products Company's formation in 1968
  - Completed mergers with Enterprise GP Holdings L.P. in 2010; TEPPCO Partners, L.P. in 2009; and Gulfterra Energy Partners, L.P. in 2004
- Assets strategically located to serve the most prolific basins for natural gas, crude oil and NGLs in the United States
  - Access to 100% of ethylene steam cracking capacity in the U.S. – the largest market for NGLs
- Strong business positions with significant cash flows generated from fee-based businesses across the energy value chain
- Balanced distribution growth and retention of cash flow
  - Investment grade credit rating with focus on financial flexibility
- Expect to generate additional cash flows in 2012 and 2013 from approximately $5.5 billion of growth capital projects currently under construction.
- Low cost of capital relative to peers
- No general partner incentive distribution rights or economic interest
- History of increasing quarterly cash distributions leading to superior attractive total returns which reduces cost of equity capital
- Attractive yield and tax deferral
- Management team with interests aligned with the public partners
  - Management and their affiliates own approximately 40 percent of the limited partner units outstanding

PUBLICLY TRADED PARTNERSHIP ATTRIBUTES

Enterprise is a publicly traded partnership which operates in the following ways that are different from a publicly traded stock corporation:

- Unitholders own limited partnership units and receive cash distributions instead of owning shares of common stock and receiving dividends.
- A partnership generally is not a taxable entity and does not pay federal income taxes. All of the annual income, gains, losses, deductions or credits flow through the partnership to the unitholders on a per unit basis.

  The unitholders are required to report their allocated share of these amounts on their income tax returns whether or not any cash distributions are paid by the partnership.
- Cash distributions paid by a partnership to a unitholder are generally not taxable, unless the amount of any cash distributed is in excess of the unitholder's adjusted basis in his partnership interest.
- Generally in late February, Enterprise provides each unitholder a Schedule K-1 tax package that includes each unitholder's allocated share of reportable partnership items and other partnership information necessary to complete their income tax returns. The K-1 provides a unitholder the required tax information for their ownership interest in the partnership, just as a Form 1099-DIV does for a stockholder's ownership interest in a corporation.

Enterprise Products Partners L.P.

HEADQUARTERS
P. O. Box 4324 Houston, TX 77210 713-381-6500

Randy Burkhalter
Vice President,
Investor Relations
rburkhalter@eprod.com
Toll Free: 866.230.0745

Ronnetta Eaton
Manager, Investor Relations
reaton@eprod.com
www.epplp.com

Visit Enterprise Energy Partners L.P. at its website **www.epplp.com** where you can:

- Learn more about the operations, management, financial performance and history of the Partnership
- Read the latest news releases, listen to the conference calls and view presentations
- Sign up for email alerts for upcoming events and new additions to the website

Investor Notice
In connection with the proposed merger with Duncan Energy Partners L.P. (DEP), Enterprise has filed a registration statement (Registration No. 333-174321), which includes a preliminary prospectus of Enterprise and a preliminary proxy statement of DEP and other materials, with the Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERPRISE, DEP AND THE PROPOSED MERGER. A definitive proxy statement / prospectus will be sent to security holders of DEP seeking their approval of the proposed merger after the registration statement is declared effective by the SEC. Investors and security holders may obtain a free copy of the proxy statement / prospectus (when it is available) and other documents containing information about DEP, without charge, at the SEC's website at www.sec.gov. Enterprise, DEP and their respective general partners, and the directors and certain of the executive officers of the respective general partners, may be deemed to be participants in the solicitation of proxies from the unitholders of DEP in connection with the proposed merger. Information about the directors and executive officers of the respective general partners of Enterprise and DEP is set forth in the preliminary proxy statement / prospectus, each partnership's Annual Report on Form 10-K for the year ended December 31, 2010, which were each filed with the SEC on March 1, 2011, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the source listed above.

Forward-Looking Statements
This fact sheet includes "forward-looking statements" as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that Enterprise expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed merger with DEP, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, such as the required approvals by unitholders and regulatory agencies, the possibility that the anticipated benefits from the proposed merger cannot be fully realized, and the impact of competition, regulation and other risk factors included in the reports filed with the SEC by Enterprise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, Enterprise does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.